

September 15, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Investment Managers Series Trust II
        Issuer CIK: 0001587982
        Issuer File Number: 333-191476 / 811-22894
        Form Type: 8-A12B
        Filing Date: September 15, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Tradr 2X Long CLSK Daily ETF, Tradr 2X Long CRDO Daily ETF, Tradr 2X Long ENPH Daily ETF, Tradr 2X Long U Daily ETF and Tradr 2X Long GS Daily ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications